Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mercury General Corporation and subsidiaries:
We consent to the incorporation by reference in the registration statement on Form S-8 of Mercury General Corporation and subsidiaries (the Company) of our reports dated February 9, 2015, with respect to the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of the Company.

/s/ KPMG LLP
Los Angeles, CA
February 17, 2015